 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )1

ASLAN Pharmaceuticals Limited
(Name of Issuer)

Ordinary Shares, par value $0.01 per share
(Title of Class of Securities)

04522R101[2]
(CUSIP Number)

February 24, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

2              There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 04522R101 has been assigned to the American Depositary Shares of the Company, which are quoted on the Nasdaq Global Market under the symbol “ASLN.”

CUSIP No. 04522R101

1	NAME OF REPORTING PERSON

Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		30,214,650 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

30,214,650 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,214,650 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.1% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes 16,190,000 Shares (as defined below) underlying certain Pre-Funded Warrants (as defined below). The Pre-Funded Warrants are subject to the Pre-Funded Warrants Ownership Limitation (as defined below).

2

CUSIP No. 04522R101

1	NAME OF REPORTING PERSON

BVF I GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		30,214,650 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

30,214,650 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,214,650 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.1% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Includes 16,190,000 Shares underlying certain Pre-Funded Warrants. The Pre-Funded Warrants are subject to the Pre-Funded Warrants Ownership Limitation.

3

CUSIP No. 04522R101

1	NAME OF REPORTING PERSON

	Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		10,646,680
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		10,646,680
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,646,680
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.6%
12	TYPE OF REPORTING PERSON

	PN

4

CUSIP No. 04522R101

1	NAME OF REPORTING PERSON

	BVF II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		10,646,680
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		10,646,680
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,646,680
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.6%
12	TYPE OF REPORTING PERSON

	OO

5

CUSIP No. 04522R101

1	NAME OF REPORTING PERSON

	Biotechnology Value Trading Fund OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,217,495
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		1,217,495
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,217,495
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Less than 1%
12	TYPE OF REPORTING PERSON

	PN

6

CUSIP No. 04522R101

1	NAME OF REPORTING PERSON

	BVF Partners OS Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,217,495
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		1,217,495
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,217,495
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Less than 1%
12	TYPE OF REPORTING PERSON

	CO

7

CUSIP No. 04522R101

1	NAME OF REPORTING PERSON

BVF GP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		40,861,330 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

40,861,330 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,861,330 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.6% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Includes 16,190,000 Shares underlying certain Pre-Funded Warrants. The Pre-Funded Warrants are subject to the Pre-Funded Warrants Ownership Limitation.

8

CUSIP No. 04522R101

1	NAME OF REPORTING PERSON

BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		42,440,000 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

42,440,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

42,440,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)
12	TYPE OF REPORTING PERSON

PN, IA

(1) Includes 16,190,000 Shares underlying certain Pre-Funded Warrants. The Pre-Funded Warrants are subject to the Pre-Funded Warrants Ownership Limitation.

9

CUSIP No. 04522R101

1	NAME OF REPORTING PERSON

BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		42,440,000 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

42,440,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

42,440,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)
12	TYPE OF REPORTING PERSON

CO

(1) Includes 16,190,000 Shares underlying certain Pre-Funded Warrants. The Pre-Funded Warrants are subject to the Pre-Funded Warrants Ownership Limitation.

10

CUSIP No. 04522R101

1	NAME OF REPORTING PERSON

Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		42,440,000 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

42,440,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

42,440,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)
12	TYPE OF REPORTING PERSON

IN

(1) Includes 16,190,000 Shares underlying certain Pre-Funded Warrants. The Pre-Funded Warrants are subject to the Pre-Funded Warrants Ownership Limitation.

11

CUSIP No. 04522R101

Item 1(a).	Name of Issuer:

ASLAN Pharmaceuticals Limited, a Cayman Islands corporation (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

3 Temasek Avenue

Level 18 Centennial Tower

Singapore 039190

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF I GP LLC (“BVF GP”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF II GP LLC (“BVF2 GP”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Trading Fund OS LP (“Trading Fund OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF Partners OS Ltd. (“Partners OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF GP Holdings LLC (“BVF GPH”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF Partners L.P. (“Partners”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

12

CUSIP No. 04522R101

BVF Inc.

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Mark N. Lampert (“Mr. Lampert”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value $0.01 per share (the “Shares”).

The Shares are represented by American Depositary Shares (“ADSs”), each five (5) Shares represented by one (1) ADS.

Item 2(e).	CUSIP Number:

04522R101 (See Footnote 2 on Cover Page)

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____

13

CUSIP No. 04522R101

Item 4.	Ownership

(a)	Amount beneficially owned:

The Reporting Persons hold an aggregate of 52,401,685 Pre-Funded Warrants (the “Pre-Funded Warrants”) exercisable for an aggregate of 52,401,685 Shares represented by 10,480,337 ADSs. The Pre-Funded Warrants are currently exercisable and have a nominal exercise price of $0.0001 per Share (or $0.0005 per ADS). The Pre-Funded Warrants may not be exercised to the extent that after giving effect to such exercise the holder (together with its affiliates and any other persons acting as a group together with the holder or any of its affiliates) would beneficially own, as calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), more than 9.99% of the number of Shares outstanding immediately after giving effect to such exercise (the “Pre-Funded Warrants Ownership Limitation”). As of the close of business on March 6, 2023, the Pre-Funded Warrants Ownership Limitation limits the aggregate exercise of the Pre-Funded Warrants held by the Reporting Persons to 16,190,000 Shares (or 3,238,000 ADSs) out of the 52,401,685 Shares (or 10,480,337 ADSs) underlying the Pre-Funded Warrants owned by the Reporting Persons in the aggregate.

The Reporting Persons hold an aggregate of 53,846,155 Tranche 1A Warrants (the “Tranche 1A Warrants”) exercisable for an aggregate of 53,846,155 Shares represented by 10,769,231 ADSs or under certain circumstances Pre-Funded Warrants to purchase the same number of Shares or ADSs. The Tranche 1A Warrants are exercisable upon issuance and until 60 days after the public announcement of the Issuer’s topline data from its TREK-AD Phase 2b clinical trial investigating eblasakimab in atopic dermatitis (the “eblasakimab announcement”) at an exercise price of $1.30 per ADS. The Tranche 1A Warrants may not be exercised (other than for Pre-Funded Warrants) to the extent that after giving effect to such exercise the holder (together with its affiliates and any other persons acting as a group together with the holder or any of its affiliates) would beneficially own, as calculated in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of Shares outstanding immediately after giving effect to such exercise (the “Tranche 1A Warrants Ownership Limitation”). As of the close of business on March 6, 2023, the Tranche 1A Warrants Ownership Limitation limits the aggregate exercise of Tranche 1A Warrants by the Reporting Persons to 0 out of the 53,846,155 Shares (or 10,769,231 ADSs) underlying the Tranche 1A Warrants owned by the Reporting Persons in the aggregate.

The Reporting Persons hold an aggregate of 53,846,155 Tranche 1B Warrants (the “Tranche 1B Warrants”) exercisable for an aggregate of 53,846,155 Shares represented by 10,769,231 ADSs or under certain circumstances Pre-Funded Warrants to purchase the same number of Shares or ADSs. The Tranche 1B Warrants are exercisable within 60 days after the eblasakimab announcement at an exercise price based on the higher of $1.30 per ADS and a 50% discount to the ADS VWAP measured across a specified period after the eblasakimab announcement. The Tranche 1B Warrants may not be exercised (other than for Pre-Funded Warrants) to the extent that after giving effect to such exercise the holder (together with its affiliates and any other persons acting as a group together with the holder or any of its affiliates) would beneficially own, as calculated in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of Shares outstanding immediately after giving effect to such exercise (the “Tranche 1B Warrants Ownership Limitation”). As of the close of business on March 6, 2023, the Tranche 1B Warrants Ownership Limitation limits the aggregate exercise of Tranche 1B Warrants by the Reporting Persons to 0 out of the 53,846,155 Shares (or 10,769,231 ADSs) underlying the Tranche 1B Warrants owned by the Reporting Persons in the aggregate.

14

CUSIP No. 04522R101

The Reporting Persons hold 42,944,785 Tranche 2A Warrants (the “Tranche 2A Warrants”) exercisable for an aggregate of 42,944,785 Shares represented by 8,588,957 ADSs or under certain circumstances Pre-Funded Warrants to purchase the same number of Shares or ADSs. The Tranche 2A Warrants are exercisable upon issuance until 60 days after the public announcement of topline interim data from the Issuer’s planned Phase 2 proof of concept trial investigating farudodstat (the “farudodstat announcement”) at an exercise price of $1.63 per ADS. The Tranche 2A Warrants may not be exercised (other than for Pre-Funded Warrants) to the extent that after giving effect to such exercise the holder (together with its affiliates and any other persons acting as a group together with the holder or any of its affiliates) would beneficially own, as calculated in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of Shares outstanding immediately after giving effect to such exercise (the “Tranche 2A Warrants Ownership Limitation”). As of the close of business on March 6, 2023, the Tranche 2A Warrants Ownership Limitation limits the aggregate exercise of Tranche 2A Warrants by the Reporting Persons to 0 out of the 42,944,785 Shares (or 8,588,957 ADSs) underlying the Tranche 2A Warrants owned by the Reporting Persons in the aggregate.

The Reporting Persons hold 42,944,785 Tranche 2B Warrants (the “Tranche 2B Warrants”) exercisable for an aggregate of 42,944,785 Shares represented by 8,588,957 ADSs or under certain circumstances Pre-Funded Warrants to purchase the same number of Shares or ADSs. The Tranche 2B Warrants are exercisable within 60 days after the farudodstat announcement at an exercise price based on the higher of $1.63 per ADS and a 50% discount to the ADS VWAP measured across a specified period after the farudodstat announcement. The Tranche 2B Warrants may not be exercised (other than for Pre-Funded Warrants) to the extent that after giving effect to such exercise the holder (together with its affiliates and any other persons acting as a group together with the holder or any of its affiliates) would beneficially own, as calculated in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of Shares outstanding immediately after giving effect to such exercise (the “Tranche 2B Warrants Ownership Limitation”). As of the close of business on March 6, 2023, the Tranche 2B Warrants Ownership Limitation limits the aggregate exercise of Tranche 2B Warrants by the Reporting Persons to 0 out of the 42,944,785 Shares (or 8,588,957 ADSs) underlying the Tranche 2B Warrants owned by the Reporting Persons in the aggregate.

As of the close of business on March 6, 2023 (i) BVF beneficially owned 30,214,650 Shares, including 16,190,000 Shares underlying 16,190,000 Pre-Funded Warrants and excluding (a) 11,806,770 Shares underlying 11,806,770 Pre-Funded Warrants, (b) 28,768,510 Shares underlying 28,768,510 Tranche 1A Warrants, (c) 28,768,510 Shares underlying 28,768,510 Tranche 1B Warrants, (d) 22,944,210 Shares underlying 22,944,210 Tranche 2A Warrants and (e) 22,944,210 Shares underlying 22,944,210 Tranche 2B Warrants, (ii) BVF2 beneficially owned 10,646,680 Shares, excluding (a) 21,253,480 Shares underlying 21,253,480 Pre-Funded Warrants, (b) 21,839,340 Shares underlying 21,839,340 Tranche 1A Warrants, (c) 21,839,340 Shares underlying 21,839,340 Tranche 1B Warrants, (d) 17,417,880 Shares underlying 17,417,880 Tranche 2A Warrants and (e) 17,417,880 Shares underlying 17,417,880 Tranche 2B Warrants, and (iii) Trading Fund OS beneficially owned 1,217,495 Shares, excluding (a) 2,430,435 Shares underlying 2,430,435 Pre-Funded Warrants, (b) 2,497,430 Shares underlying 2,497,430 Tranche 1A Warrants, (c) 2,497,430 Shares underlying 2,497,430 Tranche 1B Warrants, (d) 1,991,815 Shares underlying 1,991,815 Tranche 2A Warrants and (e) 1,991,815 Shares underlying 1,991,815 Tranche 2B Warrants.

15

CUSIP No. 04522R101

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 30,214,650 Shares beneficially owned by BVF.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 10,646,680 Shares beneficially owned by BVF2.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 1,217,495 Shares beneficially owned by Trading Fund OS.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 40,861,330 Shares beneficially owned in the aggregate by BVF and BVF2.

Partners, as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 42,440,000 Shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS and held in a certain Partners managed account (the “Partners Managed Account”), including 361,175 Shares held in the Partners Managed Account, and excluding (a) 721,000 Shares underlying 721,000 Pre-Funded Warrants, (b) 740,875 Shares underlying 740,875 Tranche 1A Warrants, (c) 740,875 Shares underlying 740,875 Tranche 1B Warrants, (d) 590,880 Shares underlying 590,880 Tranche 2A Warrants and (e) 590,880 Shares underlying 590,880 Tranche 2B Warrants.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 42,440,000 Shares beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 42,440,000 Shares beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person. BVF GP disclaims beneficial ownership of the Shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the Shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the Shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the Shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on a denominator which is the sum of: (i) 348,723,365 Shares outstanding as of June 30, 2022, which is the total number of Shares outstanding as disclosed in the Issuer’s Prospectus on Form 424B5 filed with the Securities and Exchange Commission on September 30, 2022, (ii) 59,957,865 Shares issued in connection with a private placement by the Issuer that closed on February 24, 2023 as reported in the Issuer’s Report of Foreign Issuer on Form 6-K filed with the SEC on February 24, 2023 and (iii) 16,190,000 Shares underlying certain Pre-Funded Warrants owned by the Reporting Persons, as applicable.

16

CUSIP No. 04522R101

As of the close of business on March 6, 2023 (i) BVF beneficially owned approximately 7.1% of the outstanding Shares, (ii) BVF2 beneficially owned approximately 2.6% of the outstanding Shares, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding Shares, (iv) BVF GP may be deemed to beneficially own approximately 7.1% of the outstanding Shares, (v) BVF2 GP may be deemed to beneficially own approximately 2.6% of the outstanding Shares, (vi) Partners OS may be deemed to beneficially own less than 1% of the outstanding Shares, (vii) BVF GPH may be deemed to beneficially own approximately 9.6% of the outstanding Shares and (viii) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 9.99% of the outstanding Shares (less than 1% of the outstanding Shares are held in the Partners Managed Account).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

BVF GP, BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF. BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF2. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by Trading Fund OS and held in the Partners Managed Account.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

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CUSIP No. 04522R101

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 04522R101

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2023

BIOTECHNOLOGY VALUE FUND, L.P.		BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF I GP LLC, its general partner	By:	BVF Partners L.P., its investment manager
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF I GP LLC
BVF GP HOLDINGS LLC
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
Chief Executive Officer

BIOTECHNOLOGY VALUE FUND II, L.P.
BVF PARTNERS L.P.
By:	BVF II GP LLC, its general partner
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF II GP LLC
BVF INC.
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF PARTNERS OS LTD.
/s/ Mark N. Lampert
By:	BVF Partners L.P., its sole member	MARK N. LAMPERT
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

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